

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Paul M. Keglevic
Executive Vice President and Chief Financial Officer
Energy Future Intermediate Holding Company LLC
EFIH Finance, Inc.
1601 Bryan Street
Dallas, Texas 75201

>   **Re: Energy Future Intermediate Holding Company LLC**
>   **EFIH Finance, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed July 16, 2010**
>   **File No. 333-168135**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on July 15, 2010, the Offerors entered into exchange agreements with certain institutional investors and expect that such holders will tender approximately 52% of the aggregate principal amount of the outstanding Old Notes. Please provide us with your analysis as to whether the execution of these agreements to tender constitute a sale under the Securities Act. Please refer to Question 139.29 in the Securities Act section of the Division's Compliance and Disclosure Interpretations in your response. Please also file the exchange agreements as exhibits to the registration statement.

2. We note that you are offering to exchange the 11.250%/12.000% Senior Toggle Notes and the 10.875% Senior Notes for up to $2.18 billion of New EFIH Senior Secured Notes. Please advise us as to whether each security is a separate class of subject security for purposes of Section 14E and whether you are conducting one tender offer or two separate tender offers.

If you are conducting two separate tender offers, please revise to disclose the maximum amount of the aggregate principal amount of New EFIH Senior Secured Notes being offered for each subject security. In addition, we note that those who tender early will receive cash; please disclose the maximum amount of cash being offered for each subject security. Finally, please revise to clarify that in the event the offers are oversubscribed, acceptance will be on a pro rata basis with respect to each class of subject security.

3. We note that you will offer $2.50 per $1,000 principal amount of notes tendered prior to the Consent Date. Please disclose the aggregate amount of cash consideration being offered as consent payment to each class of security holders.

4. We note that the execution of the Consent and Letter of Transmittal will constitute an express waiver with respect to all claims against EFH of any breach, default or event of default that may have arisen. Please revise to describe the nature of any current breach, default or event of default, so that investors may understand what rights they are waiving.

Questions and Answers About the Exchange Offer and the Consent Solicitation, page 1

What is the amount of cash that will be paid in the exchange offers, page 2

5. We note that you state that the definitive amount of the Total Notes Consideration and Total Cash Consideration will be announced promptly after the Early Tender Date. Please revise to disclose that the amount of cash that holders receive may be reduced as a result of proration, which will be determined promptly after expiration. Please similarly revise the disclosure on pages 3, 27, 46 and 99.

Until when may I revoke Consents previously delivered in the consent solicitation, page 5

6. Please revise to clarify that holders should not expect to be able to revoke their consents after the Consent Date, as indicated on page 111. Please similarly revise the disclosure on pages 6, 28, and 30.

Item 16. Exhibits and Financial Statement Schedules, page II-4

(a) Exhibits, page II-4

7. Please file the legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 with any questions. You may also contact Peggy Kim, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3411.

Sincerely,

H. Christopher Owings
Assistant Director